Hub Deals Corp.

200 Rector Place, Suite 17F

New York, New York 10280

September 11, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hub Deals Corp. Registration Statement on Form S-1 (File No. 333-236684)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Hub Deals Corp. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-236684) of the Company (the “Registration Statement”) be accelerated so that the Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on September 15, 2020, or as soon as possible thereafter.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Law Offices of Thomas E. Puzzo, PLLC, by calling Thomas Puzzo at (206) 522-2256.

Very truly yours, HUB DEALS CORP.

By:	/s/ William Drury
Name:	William Drury
Title:	President and Chief Executive Officer

cc:  Thomas E. Puzzo, Esq.